UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 13, 2020

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.	Other Events

On August 13, 2020, HappyNest REIT, Inc. (the “Company”) held its Annual Meeting of Stockholders. A total of 90,153 shares of common stock of the Company were voted, representing approximately 71% of all outstanding shares of common stock of the Company. Stockholders unanimously voted in favor of: (i) the election of the following seven director nominees, each of whom currently serves as a director of the Company, to serve until the 2021 annual meeting of stockholders or until their respective successors are elected and qualified: Jesse Prince, Thomas Engberg. Ryan Severino, Lindsay Ornstein, Christopher Caltabiano, Justin R. Algor and Allan Grafman; and (ii) the ratification of the appointment of RSM US LLP, as the Company's independent registered public accounting firm for the year ending December 31, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

	By:	/s/ Jesse Prince
		Name:	Jesse Prince
		Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: August 17, 2020